SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of February 10, 2004

                              PetroKazakhstan Inc.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

              140-4th Avenue S.W., Calgary Alberta, Canada T2P 3N3
              ----------------------------------------------------
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

      Form20-F [ ] Form40-F [X]

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes [ ] No [X]

      If " Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2004
      PetroKazakhstan Inc.

By: /s/ Ihor Wasylkiw
    --------------------------------------------------
    Ihor Wasylkiw
    Vice President Investor Relations

      Attention Business/Financial Editors:
      PetroKazakhstan Inc. - 4Q03 & Year 2003 Financial Results Call

      CALGARY, Feb. 10 /CNW/ - PetroKazakhstan Inc. ("PetroKazakhstan") will be hosting a conference call to discuss its Fourth Quarter 2003 and full Year 2003 financial results that will be released at 9:30 a.m. Eastern time (7:30 a.m. Mountain time, 2:30 p.m. GMT) on Thursday, March 4, 2004.

      The conference call will be held the same day on Thursday, March 4, 2004 at 11:00 a.m. Eastern time (9:00 a.m. Mountain time, 4:00 p.m. GMT). Those who wish to participate are invited to dial (416) 640-1907.

      The conference call hosts will be Ihor P. Wasylkiw, Vice President Investor Relations, Bernard F. Isautier, President and Chief Executive Officer and Nicholas H. Gay, Senior Vice President Finance and Chief Financial Officer.

      Those who are unable to participate by telephone in person at the specified time may listen in to the call via a live webcast feed which can be accessed from either PetroKazakhstan's or Canada NewsWire's websites. A recording of the conference call may be listened to in its entirety by calling
(416) 640-1917 and specifying the code 21038151 followed by the pound key. This recording will be available until March 11th. The archived webcast will be available until April 3rd.

      PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its seventh year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

      PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on the Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt exchange under the symbol PKZ. The company's website can be accessed at www.petrokazakhstan.com and Canada NewsWire's website can be accessed at www.newswire.ca.

      The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

      -0-                           02/10/2004
      /For further information: Ihor P. Wasylkiw, Vice President Investor Relations, (403) 221-8658, (403) 383-2234 (cell); Jeffrey D. Auld, Manager
Investor Relations - Europe, + 44 (1753) 410-020, + 44 79-00-891-538 (cell)/
(PKZ. PKZ)

CO:  PetroKazakhstan Inc.
ST:  Alberta
IN:  OIL
SU:  CCA ERN

    -30-